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SQ 7-29-02

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SECURITII ... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14842

SEC RECEIVED JUL 2 4 2002 PROCESSING WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BALANCED SECURITY PLANNING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2804 DEL PRADO BLVD., SUITE 101
(No. and Street)

CAPE CORAL	FLORIDA	33904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIE WALSH (239) 549-1615
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUGHES, SNELL & CO., P.A.
(Name — *if individual, state last, first, middle name*)

1470 ROYAL PALM SQUARE BLVD.,	FORT MYERS,	FLORIDA	33919
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, MARIE WALSH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALANCED SECRUITY PLANNING, INC., as of MAY 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sharon L. Dorsey
My Commission DD069800
Expires September 23, 2006

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒X (a) Facing page.
- ☒X (b) Statement of Financial Condition.
- ☒X (c) Statement of Income (Loss).
- ☒X (d) Statement of Changes in Financial Condition.
- ☒X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Balanced Security Planning, Inc.
Cape Coral, Florida

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Balanced Security Planning, Inc., as of May 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balanced Security Planning, Inc., as of May 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

July 15, 2002
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (941) 939-2233 • FAX (941) 939-0554

BALANCED SECURITY PLANNING, INC.

Statements of Financial Condition
May 31, 2002 and 2001

ASSETS

		2002	2001
CURRENT ASSETS			
Cash		$ 50,998	$ 48,347
Commissions receivable		335	69
	Total Current Assets	51,333	48,416
PROPERTY AND EQUIPMENT		147	290
OTHER ASSETS			
Deposits		795	795
		$ 52,275	$ 49,501

LIABILITIES AND STOCKHOLDER'S EQUITY

		2002	2001
CURRENT LIABILITIES			
Accrued payroll taxes		$ 1,874	$ -
Accrued federal corporate income taxes		194	-
	Total Current Liabilities	2,068	-
STOCKHOLDER'S EQUITY			
Common stock - $10 par value, 1,000 shares authorized, 880 shares issued and outstanding		8,800	8,800
Additional paid-in capital		77,774	77,774
Accumulated deficit		(36,367)	(37,073)
		50,207	49,501
		$ 52,275	$ 49,501

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Operations
Years Ended May 31, 2002 and 2001

	2002	2001
COMMISSION REVENUE	$ 122,802	$ 164,849
OPERATING EXPENSES		
Depreciation	1,086	1,317
Dues and subscriptions	3,839	4,833
Entertainment	792	3,448
Insurance	6,139	5,469
Office supplies	2,694	2,283
Payroll taxes	5,082	5,550
Postage	1,220	1,748
Professional fees	5,250	5,000
Rent	11,744	11,184
Retirement plan	9,964	15,357
Salaries and commissions	66,430	102,380
Software	3,750	3,435
Telephone	4,053	4,338
Utilities	597	597
	122,640	166,939
Income (Loss) from Operations	162	(2,090)
OTHER INCOME & EXPENSE		
Interest income	738	1,168
Income (Loss) before Provision for Income Taxes	900	(922)
PROVISION FOR INCOME TAXES	194	-
Net Income (Loss)	$ 706	$ (922)

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Changes in Stockholder's Equity
Years Ended May 31, 2002 and 2001

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balances, June 1, 2000	$ 8,800	$ 77,774	$ (36,151)	$ 50,423
Net Loss	-	-	(922)	(922)
Balances, May 31, 2001	8,800	77,774	(37,073)	49,501
Net Loss	-	-	706	706
Balances, May 31, 2002	$ 8,800	$ 77,774	$ (36,367)	$ 50,207

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Cash Flows
Years Ended May 31, 2002 and 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	706	$	(922)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation		1,086		1,317
(Increase) decrease in commissions receivable		(266)		626
Increase (decrease) in accrued payroll taxes		1,874		(194)
Decrease in retirement plan accrual		-		(193)
Increase (decrease) in accrued corporate income taxes		194		(226)
Net Cash Provided by Operating Activities		3,594		408
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(943)		(1,395)
Net Cash Used In Investing Activities		(943)		(1,395)
CASH FLOWS FROM FINANCING ACTIVITIES		-		-
Net Increase (Decrease) in Cash and Cash Equivalents		2,651		(987)
Cash and Cash Equivalents - Beginning of Year		48,347		49,334
Cash and Cash Equivalents - End of Year	$	50,998	$	48,347

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Notes to Financial Statements
May 31, 2002 and 2001

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was incorporated under the laws of the State of Florida on May 29, 1969, to act as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company serves clients throughout Southwest Florida.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are directly related to securities transactions and therefore there is no provision for doubtful accounts included in these statements.

Property and Equipment

The Company records its property and equipment at historical cost. Depreciation is computed primarily using accelerated methods over the estimated useful lives of the assets, resulting in an amount that is not materially different from calculations using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2002 and 2001, the Company had adjusted net capital of $49,265 and $48,416, respectively, which was $24,265 and $23,416 in excess of its required net capital of $25,000 for 2002 and 2001, respectively. The Company's ratio of aggregate indebtedness to net capital at those dates was approximately 4.2% and 0.0%, respectively.

NOTE C - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

NOTE D - PROPERTY AND EQUIPMENT

The property and equipment balances at May 31, 2002 and 2001, respectively, are as follows:

	2002	2001
Furniture and equipment	$ 43,435	$ 42,492
Less accumulated depreciation	(43,288)	(42,202)
	$ 147	$ 290

NOTE E - INCOME TAXES

For the years ended May 31, 2002 and 2001, the expected income tax provision that would result from applying statutory tax rates to income before income taxes differs from current expense due to permanent differences, such as penalties and the entertainment expense limitation, which are not deductible for income tax purposes.

NOTE E - INCOME TAXES (continued)

The Company has State net operating loss carry-forwards of $64,247 at May 31, 2002, which expire in the years 2004 through 2007.

NOTE F - EMPLOYEE RETIREMENT PLAN

The Company established a simplified employee pension (SEP) plan on January 27, 1992. A maximum contribution of 15% of eligible employees' compensation may be contributed to the plan. To be a participant in the plan, an employee must be at least 21 years old and have completed at least three years of service.

For the years ended May 31, 2002 and 2001, contributions to the plan, at a maximum rate of 15% of eligible compensation, were $9,964 and $15,357, respectively.

NOTE G - OFFICE RENTAL

The Company leases its office facilities under a one-year agreement that expired August 31, 2001. The lease provides for automatic one-year extensions beyond the initial lease term unless notification to terminate is received by either the Company or the landlord by July 1 of each year. The agreement provides for a current base rent of $990 per month, subject to an annual increase of five percent if renewed.

For the years ended May 31, 2002 and 2001, rent expense was $11,744 and $11,184, respectively.

Minimum required future rental payments under this operating lease as of May 31, 2002 are:

May 31, 2003	$ 2,971

BALANCED SECURITY PLANNING, INC.

SUPPLEMENTARY INFORMATION
May 31, 2002 and 2001

BALANCED SECURITY PLANNING, INC.

Supplementary Information
May 31, 2002 and 2001

INDEX OF SUPPLEMENTAL INFORMATION

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

Board of Directors and Stockholders
Balanced Security Planning, Inc.
Cape Coral, Florida

We have audited the accompanying financial statements of Balanced Security Planning, Inc. as of and for the years ended May 31, 2002 and 2001, and have issued our report thereon dated July 15, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 15, 2002
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (941) 939-2233 • FAX (941) 939-0554

BALANCED SECURITY PLANNING, INC.

Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
May 31, 2002 and 2001

	2002	2001
Total assets	$ 52,275	$ 49,501
Total liabilities	2,068	-
Net capital	50,207	49,501
Deduct non-allowable assets:		
Prepaid expenses and deposits	(795)	(795)
Fixed assets, net of accumulated depreciation	(147)	(290)
	49,265	48,416
Haircuts on securities (computed where applicable pursuant to Rule 15c3-1(F):		
Other securities	-	-
Net capital (A)	$ 49,265	$ 48,416
Net capital, as required	$ 25,000	$ 25,000
Aggregate indebtedness (B)	$ 2,068	$ -
Ratio of aggregate indebtedness to net capital (B divided by A)	4.2%	0.0%

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Report on Computation for Determination of Reserve Requirements

Re: Balanced Security Planning, Inc.
Cape Coral, Florida
Registrant No. 59-1259258

Pursuant to the Securities Exchange Act of 1934, Regulation 240.25c303(k), Subparagraph (1), Balanced Security Planning, Inc. was not required to maintain a "special reserve bank account" for the exclusive benefit of customers because they promptly transmit all funds received in connection with their activities as a broker/dealer, and do not otherwise hold funds or owe money to, or securities for, customers.

July 15, 2002
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (941) 939-2233 • FAX (941) 939-0554

BALANCED SECURITY PLANNING, INC.

Reconciliation of Net Capital
Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934
May 31, 2002 and 2001

	2002	2001
Net capital, per respondent's computation	$ 49,570	$ 48,415
Net Capital as Adjusted, page 10	49,265	48,416
Difference	$ 305	$ (1)

Explanation of Difference in Computations		
Audit adjustments for		
Payroll tax accrual	$ 112	$ -
Corporate income tax accrual	194	-
Financial Statement rounding adjustments	(1)	(1)
	$ 305	$ (1)

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Balanced Security Planning, Inc.
Cape Coral, Florida

In planning and performing our audit of the financial statements of Balanced Security Planning, Inc. for the year ended May 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Balanced Security Planning, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (941) 939-2223 • FAX (941) 939-0554

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

July 15, 2002
Fort Myers, Florida

BALANCED SECURITY PLANNING, INC.

FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION

Years Ended May 31, 2002 and 2001
And

AUDITORS' REPORT